Berkshire Global Advisors LP and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2019

FOR PUBLIC RELEASE







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERKSHIRE GLOBAL ADVISORS LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 MADISON AVENUE, 3RD FLOOR
(No. and Street)

(City)	(State)	(Zip Code)
	NY	10022

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES LLP
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
665 FIFTH AVENUE	NEW YORK	NY	10022

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. BRUCE CAMERON _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BERKSHIRE GLOBAL ADVISORS LP _____ , as

of DECEMBER 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ ⟨signature⟩
Signature

PARTNER
_____
Title



JULIE E. MITCHELL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MI6059397
Qualified in New York County
My Commission Expires 10-03-2023

_____ Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berkshire Global Advisors LP and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$ 10,147,087
Client receivables (net of allowance for uncollectible fees of $35,701)	6,412,001
Securities owned, at fair value	3,715,000
Prepaid expenses	425,073
Due from employees	129,505
Rental deposits	125,401
Payroll receivable	3,834
Operating lease right of use assets (net of accumulated amortization of $962,158)	5,708,378
Fixed assets, net	1,700,926
	$ 28,367,205

LIABILITIES AND PARTNERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 3,122,129
Profit sharing and bonuses payable	8,536,451
Operating lease liabilities	6,277,794
Total Liabilities	17,936,374
Partners' equity	10,430,831
	$ 28,367,205